December 22, 2021

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Memic Innovative Surgery Ltd. Registration Statement on Form F-4 Filed on September 30, 2021 File No: 333-259925

Dear Mr. Hagius:

On behalf of Memic Innovative Surgery Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (File No. 333-259925) (the “Registration Statement”). An electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement”.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated October 28, 2021, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement

Cover Page

1.	Given that the Nasdaq listing condition is waivable, please revise the cover page to prominently disclose that shareholders will not have certainty at the time they vote regarding whether the Memic ordinary shares will be listed on a national securities exchange following the business combination. Also, revise the risk factor on page 80 to reflect that the Nasdaq listing condition may be waived.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement. In addition, the Company has revised the risk factor titled “The Memic ordinary shares and Memic warrants may not be listed on a national securities exchange after the Business Combination, which could limit investors’ ability to make transactions in such securities and subject Memic to additional trading restrictions” on page 86 of the Amended Registration Statement to reflect that the Nasdaq listing condition in the Business Combination Agreement may be waived.

Greenberg Traurig, P.A. | Attorneys at Law 333 Southeast Second Avenue | Suite 4400 | Miami, FL 33131 | T +1 305.579.0500 | F +1 305.579.0717
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Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

Industry and Market Data, page 2

2.	Please amend your disclosure to clarify that you are liable for the market and industry data you included in your registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination, page 17

3.	Please disclose Memic’s history of net losses and lack of commercial revenue in this summary section. Additionally, please ensure that this summary section includes disclosure that Memic has only performed clinical trials with the Hominis Surgical System, but has not yet formally installed a device with any customers for commercial purposes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Registration Statement.

Interests of MTAC’s Directors and Officers in the Business Combination, page 19

4.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. We note your disclosure on page 84 that the Sponsor, its directors and officers, and their respective affiliates have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 19, 84, 112, 222, 225 of the Amended Registration Statement.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

5.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 84 of the Amended Registration Statement.

6.	According to Article 10 of MTAC’s Amended and Restated Articles of Incorporation, the corporate opportunities doctrine appears to have been waived. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 and 113 of the Amended Registration Statement.

7.	You disclose that “certain officers and members of the MTAC board also participate in arrangements that may provide them with other interests in the Business Combination that are different from yours, including, among others, arrangements for the continued service as directors of Memic following the consummation of the Business Combination.” Please detail all of these conflicts in this section and specifically note which members of the MTAC board will continue to serve as directors of Memic following the consummation of the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 84 of the Amended Registration Statement.

Selected Unaudited Condensed Combined Pro Forma Financial Information Introduction, page 27

8.	You indicate that the Business Combination will be accounted for as a reverse recapitalization. In light of the terms of the transaction as well as your anticipated accounting disclosures on pages 24 and 130, we assume you will account for the Business Combination as a recapitalization. Please revise or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amended Registration Statement to reflect that the Business Combination will be accounted for as a recapitalization.

9.	Please revise the total equity of MTAC historical equity to agree with their balance sheet on page F-29. Please also revise your Pro-Forma Adjustments column to reflect an adjustment to equity as a result of reclassifying the $223,516 Class A common stock subject to possible redemption to equity.

Response: In response to the Staff’s comment, the Company has revised the pro-forma unaudited balance sheets on pages 32 and 33 of the Amended Registration Statement for both no redemption and maximum redemption scenarios to agree with MTAC’s historical equity, as of June 30, 2021 and December 31, 2020. In addition, the Company has revised the pro-forma adjustment columns of the Amended Registration Statement to reflect an adjustment for reclassifying the $250,000 Class A common stock subject to possible redemption to equity, as of June 30, 2021.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

Adjustments to Unaudited Pro Forma Condensed Balance sheet (A) Cash, page 35

10.	Please revise your pro forma adjustment A to include the $28,342 of transaction costs as a cash adjustment rather than reflecting those costs as an adjustment to other accounts payable and accrued expenses. In this regard, we believe this will result in a more appropriate depiction of your pro forma cash balance.

Response: In response to the Staff’s comment, the Company has revised the adjustments of transaction costs in the amount of $5,376, $14,897 and $8,750 in each of adjustments (F), (G) and (H), respectively, as of June 30, 2021, on page 40 of the Amended Registration Statement, to reflect a cash adjustment rather than an adjustment to other accounts payable, for no redemption and maximum redemption scenarios, respectively.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 35

11.	We note that you have currently excluded the potential effect of the price adjustment rights from your pro forma financial statements. Upon completion, please provide us with your analysis, including reference to the appropriate authoritative literature which supports your accounting. Ensure you disclose the total number of Memic shares that may be issued as a result of the price adjustment rights, how such number was determined and how you determined the quantitative impact to your equity or your liabilities. Please also address the accounting impact, if any, related to the automatic reduction of the price adjustment rights as discussed on the bottom of page 28.

Response: In response to the Staff’s comment, the Company has included additional disclosure in adjustments (W) and (X) on pages 42 and 43 of the Amended Registration Statement to describe the quantitative impact, the method used to determine the quantitative impact, and the total number of shares that may be issued as a result of the price adjustment rights, under the full redemption and the no redemption scenarios.

The Company respectfully advises the Staff that following the closing of the Business Combination, each holder of the Company’s ordinary shares, and each holder of vested Company options and preferred warrants, will receive a number of price adjustment rights if certain share price thresholds are achieved. The issuance of such shares is not contingent on goods or services being provided by the recipient and no continuing employment obligations are to be met in order to be entitled to receive additional shares and, as a result, this arrangement is not in the scope of ASC 718.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

The Company has determined that the price adjustment rights are freestanding financing instruments since those rights are legally detachable and separately exercisable. The Company has determined that the price adjustment rights are not indexed to Company’s stock since a variable number of shares may be issued on the basis of a price per share in an acceleration event (e.g., change in control), which is not an input into the pricing of a fixed-for-fixed forward or option on equity shares. Therefore, the Company presented the price adjustment rights as a liability at its estimated fair value based on Monte-Carlo valuation methodology.

(G) and (U) Transaction Costs, page 36

12.	Please expand your disclosures to identify the nature of the transaction costs incurred by Memic. Separately identify and quantify those costs that are specific incremental costs to the transaction. Please note that transaction costs that are not specific incremental costs must be reflected in your pro forma statement of operations rather than offset against additional paid in capital. See Rule 11-02(a)(6)(i)(B) and address the need to revise your adjustments accordingly.

Response: The Company respectively advises the Staff that all transaction costs are specific incremental costs to the transaction, and therefore all are included as part of the additional paid in capital in the pro-forma balance sheets. In response to the Staff’s comment, the Company has included additional disclosure in adjustment (G) on page 40 of the Amended Registration Statement.

(N) Stock Split, page 37

13.	Please expand your disclosures to present the actual share information used to calculate the .53 split factor. In addition, in light of the fact that this split factor is subject to change, please tell us what consideration was given to providing a sensitivity analysis of how a change in the split factor would impact your pro forma share and per share information.

Response: In response to the Staff’s comment, the Company has expanded the disclosure in adjustment (L) on page 41 of the Amended Registration Statement to present the actual share information used to calculate the .53 split factor. In addition, in response to the Staff’s comment regarding the split factor sensitivity analysis, the Company had analyzed the impact of new vested shares until March 2022 and concluded that the Fully-Diluted Company Share Amount will change by less than 1%, which will have a de-minimis effect on the split-factor and on other figures presented in the pro forma share and per share information.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

(R) Additional Paid in Capital, page 37

14.	With reference to Rule 11-02(a)(6)(B), please reflect the $5,475 Other MTAC transaction expenses as an adjustment to your Pro Forma Statements of Operations rather than an adjustment to Additional Paid in Capital.

Response: In response to the Staff’s comment, the Company has revised the adjustments of other MTAC transaction costs in the amount of $5,376 in adjustment (F) as of June 30, 2021 on page 40 of the Amended Registration Statement to reflect an adjustment to the pro forma condensed combined statements of operations for the six months ended on June 30, 2021, and the year ended on December 31, 2020 on pages 34 through 37 of the Amended Registration Statement.

Note 4. Earnings (Loss) Per Share, page 39

15.	We note you are including outstanding vested options of Memic ordinary shares with low exercise price post stock split and outstanding Memic phantom options post stock split in your determination of Memic weighted average shares outstanding. With reference to the terms of your capital restructuring, please confirm that these options and phantom options will be converted into Memic ordinary shares and quantify the resulting number of ordinary shares these security holders will receive. If they will not be converted as part of your capital restructuring, please explain your basis for including these shares in your pro forma earnings per share.

Response: In response to the Staff’s comment, the Company confirms that Memic phantom options were converted into Memic ordinary shares in April 2021. As a result of the conversion, the holders of the phantom options received 1,918,821 Memic ordinary shares. Therefore, as of June 30, 2021, the phantom options underlying Memic ordinary shares are subject to the capital restructuring, which will result in holders of such options receiving 1,014,433 Memic ordinary shares following the stock split.

The Company further advises the Staff that Memic ordinary shares with a low exercise price will not be converted as part of the capital restructuring. Those options were previously granted by the Company to its employees with a very low exercise price (approximately $0.003). ASC 260-10-45-13 states that shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Accordingly, the exercise of such instruments is virtually assured. Because the underlying ordinary shares will be issued for an exercise price that is insignificant, all necessary conditions for issuance of the underlying ordinary shares are met when those options are issued and therefore those shares should be included in the denominator of the basic earning/loss per share calculation. Consequently, the Company included Memic phantom options and Memic ordinary shares with a low exercise price in the calculation of its pro forma earnings per share.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

16.	Please quantify all instruments not included in your computation of pro forma diluted net loss per share because they are anti-dilutive, including price adjustment shares, warrants, and stock options.

Response: In response to the Staff’s comment, the Company has revised the pro forma diluted net loss per share disclosure on page 44 of the Amended Registration Statement to include a note that quantifies and lists all instruments not included in the computation of the pro forma diluted net loss per share.

Comparative Per Share Data, page 40

17.	With reference to MTAC’s $5,000,003 stockholders’ equity as presented on page F-29 and MTAC’s 30,560,811 shares outstanding, please correct the $7.48 MTAC book value per share.

Response: In response to the Staff’s comment, the Company has revised the MTAC book value per share on page 45 of the Amended Registration Statement.

Cautionary Statement Regarding Forward-Looking Statements, page 41

18.	We note that you do not undertake any obligation to revise forward-looking statements. Please revise your disclosure to clarify that under certain circumstances, applicable law may require you to update such statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amended Registration Statement.

Risk Factors Memic’s articles of association to be effective upon consummation of the Merger provide that unless Memic consents otherwise..., page 77

19.	We note your disclosure on this page that the exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. We also note your disclosure on page 247 that federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please provide risk factor disclosure concerning this exclusive forum provision for Securities Act claims. This revised disclosure should include all warnings that accompany your disclosure on pages 247 to 248 and also highlight that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: In response to the Staff’s comment, the Company has added a risk factor titled “Memic’s amended and restated articles of association to be effective upon the closing of the Business Combination provide that unless Memic consents to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act which may impose additional litigation costs on Memic’s shareholders” on page 83 of the Amended Registration Statement.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

Risks Related to Ownership of the Combined Company, page 79

20.	Please provide risk factor disclosure concerning the fact that MTAC Shareholders will acquire a minority ownership interest in the combined company and therefore will exercise less influence over management.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Amended Registration Statement.

The engagement of Raymond James by both Memic and MTAC in connection with the Business Combination may give rise to a potential conflict..., page 85

21.	We note that Raymond James performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Raymond James that are contingent on completion of the business combination.

Response: The Company advises the Staff that upon the consummation of a business combination, MTAC will be obligated to pay fees to Raymond James in the aggregate amount of $8,750,000, which constitutes Raymond James’ deferred underwriting fee from the MTAC initial public offering. Raymond James also served as a co-placement agent for the Company in the PIPE financing and will receive a placement agent fee of $1.375 million upon consummation of the PIPE financing (which itself is conditioned upon the consummation of the Business Combination). In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93 of the Amended Registration Statement to reflect the foregoing fees payable to Raymond James in connection with the consummation of the Business Combination.

Risks Related to Redemption, page 97

22.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Amended Registration Statement.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

Redemption Rights, page 100

23.	We note that Founder Shares will not have redemption rights with respect to such shares. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amended Registration Statement.

24.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 108 and 116 of the Amended Registration Statement.

Background of the Business Combination, page 104

25.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction with Memic, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

●	the material terms for any proposals and subsequent proposals and counter offers;

●	negotiation of the transaction documents and the parties involved; and

●	valuations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 116 through 120 of the Amended Registration Statement.

26.	Please provide a brief summary of the interests of MTAC officers and directors had in Memic when it is first discussed with Foley & Lardner in March 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended Registration Statement.

27.	We note in the last paragraph on page 107 that Memic provided a counter to the initial Memic valuation proposed by MTAC. Please disclose the initial valuation proposed by MTAC and the counter proposal.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 117 of the Amended Registration Statement.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

28.	Disclose the proposed terms MTAC provided Memic on June 14, 2021 in its initial draft of the Business Combination Agreement and explain how the terms changed during the course of your negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 119 through 120 of the Amended Registration Statement.

Opinion of MTAC’s Financial Advisor, page 116

29.	Please provide a clear explanation as to the reason the fairness opinion was obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Amended Registration Statement.

Unaudited Prospective Financial Information, page 126

30.	You indicate that certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Please identify these measures and explain how they differ from GAAP.

Response: In response to the Staff’s comment, the Company advises the Staff that the prospective financial information includes certain measures that may be considered non-GAAP financial measures, as follows:

●	Revenues were presented based on a forecast of future contract amounts, without analyzing such arrangements as to the various performance obligations that they may include. Such performance obligations may require revenue recognition over time and not at a point-in-time.

●	Gross margin was calculated based on forecasted cost of revenues, without including share-based compensation.

The Company has revised the disclosure on page 137 of the Amended Registration Statement to note the non-GAAP nature of these measures.

31.	We note that you have presented revenue and gross margin prospective financial information for Memic. Please clarify whether the prospective financial information prepared by management of Memic included other financial information. If so, please present such information. If not, please expand your disclosures to address the limitations of reviewing revenue and gross margin information without associated operating costs and financing costs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 139 of the Amended Registration Statement to include information relating to operating costs. The Company advises the Staff that financing costs were not included as part of the Company’s prospective financial information prepared by the Company’s management.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

Certain Material U.S. Federal Income Tax Considerations, page 132

32.	Please have counsel provide a tax opinion addressing the tax consequences to U.S. holders of MTAC common stock who exercise redemption rights and who hold shares at the time of the Business Combination or provide us your analysis as to why you do not believe such an opinion is required. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

Response: MTAC and the Company, after consultation with their respective tax counsel, do not believe they can conclude that the Business Combination is likely to be tax-free to U.S. Holders of MTAC Common Stock, and as such, no tax opinion could be provided by such counsel with respect to the tax consequences resulting from their exchange of shares in the Business Combination. U.S. holders of MTAC common stock who exercise redemption rights would be subject to taxation on the redemption of such shares, which is currently reflected on page 147 of the Amended Registration Statement and thus no opinion of counsel should be required as noted in Staff Legal Bulletin No. 19. In response to the foregoing comments from the Commission, the Company has made revisions to the U.S. tax disclosure to reflect the uncertainty and the consequences if the Business Combination is determined not to qualify as a tax-free reorganization. However, since there is currently not sufficient authority from the Internal Revenue Service that is factually on point with this transaction regarding satisfaction of all of the requirements in the United States law allowing such tax-free treatment, MTAC and the Company can provide no assurance that a tax-free treatment will be provided for the exchanging stockholders. As such, the Company has revised the risk factor on page 73 of the Amended Registration Statement to include additional information as to the tax consequences to U.S. holders if the Business Combination did not qualify as a reorganization for U.S. tax purposes.

Overview, page 167

33.	We note your reference to clinical studies that have demonstrated that transvaginal hysterectomies result in fewer complications, better clinical outcomes, shorter postsurgical recovery time and minimal significant scarring. Please clarify who conducted the clinical studies and when they were completed.

Response: In response to the Staff’s comment, the Company has provided the appropriate references in support of the disclosure on page 184 of the Amended Registration Statement.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

Competitive Strengths, page 169

34.	We note your disclosure on page 170 that “[t]he Hominis Surgical System costs significantly less to manufacture than other systems, so Memic should be able to sell it for considerably less than other systems are sold for.” Please disclose which specific systems to which you are referring and the basis for this statement.

Response: In response to the Staff’s comment, the Company has removed the language referenced in the Staff’s comment on page 180 of the Amended Registration Statement.

35.	We note disclosure regarding the entry into new markets and internationally. Please disclose what additional development and regulatory approvals are required to use your system in additional indications, procedures and foreign markets, and the timing for such development and approvals. Please also clarify whether the approved use for the 6N in single site, natural orifice laparoscopic-assisted transvaginal benign surgical procedures is a subset of the $1.6 billion TAM for gynecologic surgeries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 183 of the Amended Registration Statement to note the additional development and regulatory approvals that may be required for additional indications and the timing for such development and approvals. The Company also has clarified that the approved use for the 6N in single site, natural orifice laparoscopic-assisted transvaginal benign surgical procedures represents the $1.6 billion TAM for gynecologic surgeries noted on page 182 of the Amended Registration Statement.

Intellectual Property, page 184

36.	Please clarify the specific products, product groups and technologies to which the patents discussed in this section relate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 194 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 264

37.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Hartree Partners, LP.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 276 of the Amended Registration Statement.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

Memic Innovative Surgery Ltd. Financial Statements Consolidated Balance Sheets, page F-3

38.	Please revise to disclose the number of shares authorized, issued and outstanding for your ordinary shares on the face of the balance sheet. Refer to Rule 5-02 of Regulation S-X. Please also revise to disclose the number of ordinary shares either in the equity statement or in the notes to the financial statements as required by ASC 505-10-50-2.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-3 and F-5 of the Amended Registration Statement.

39.	We note your disclosures in Note 8 on page F-19 that due to the contingent redemption feature you have classified the redeemable convertible shares outside of permanent equity. However, your shareholders’ equity total includes the $44,167 associated with these shares. Please revise your balance sheet presentations accordingly. Address this comment as it relates to your Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Equity (Deficiency) and ensure your presentation clearly reflects the fact that your redeemable convertible shares are not part of shareholders’ equity (deficit). Please also revise your historical balance sheet column presented in the pro forma financial statements on page 30 and your book value per share as presented in the Comparative Per Share table on page 40.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-3 and F-5 of the Amended Registration Statement. Consistent with these revisions, the Company also has revised the historical balance sheet column in the pro forma financial statements on pages 32-33 and the book value per share as presented in the Comparative Per Share table on page 45, respectively, of the Amended Registration Statement.

Note 8.B. Redeemable Convertible Preferred Shares and Shareholders’ Equity, page F-15

40.	Please include in the table here the dollar amount for each preferred issuance, with the total balance agreeing to the amount presented for the redeemable convertible preferred shares on the balance sheet.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-15 of the Amended Registration Statement.

Note 8.E. Share-Based Compensation, page F-19

41.	With reference to their specific terms, please expand your disclosures to address how you account for your Phantom Share Option Plan. Tell us the authoritative literature you relied on.

Response: In response to the Staff’s comment, the Company advises the Staff that under the Phantom Share Option Plan (the “Plan”), the phantom share options may be exercised upon their vesting at any time during the exercise period at a ratio of one ordinary share for each option (the exercise price for each option is 0.01$). However, in the event that such options are exercised in connection with a liquidity event, as defined under the Plan’s terms (i.e., IPO, merger or change in control), then for each option, the holder will receive in cash the value of one ordinary share, as determined in the liquidity event (i.e., a contingent cash settlement upon certain liquidity events).

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

Accordingly, the Company accounted for the awards granted under the Plan as awards with a contingent cash settlement feature (i.e., cash settlement on the occurrence of a contingent event). Consequently, in accordance with ASC 718-10-25-11(b), the grantor must consider the probability of the event occurring when the contingent event is outside the grantee’s control in determining the classification of an option or similar instrument. In practice and as discussed in relevant accounting literature handbooks, liquidity events, such as IPOs and changes in control, are common examples of contingent events that are not considered probable until they actually occur. Therefore, an option or similar instrument that requires cash settlement on such events would be classified as equity until the occurrence of such events, assuming the award includes no other features that require liability classification.

As a result, since the contingent cash settlement is not considered probable as of December 31, 2020, and the award doesn’t include other features that require liability classification, the Company accounted for the awards under the Plan as equity-classified awards, and the grant-date fair value amount of $173,000 will be recognized over the vesting period in accordance with ASC 718-10.

In addition, the Company considered whether the classification of awards with contingent cash settlement features as temporary equity is appropriate. Considering ASC paragraph 480-10-S99-3A the redemption amount measured on the initial recognition will not be re-measured as long as the event does not become probable of occurrence and therefore the amount that initially should be classified outside of permanent equity is based on the grant-date redemption value of the award. As such amount is immaterial to the financial statements (i.e. $173,000), it has not been presented within temporary equity.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-19 of the Amended Registration Statement in order to incorporate the above explanation.

Note 15. Net Loss Per Share Attributable to Ordinary Shareholders, page F-25

42.	We have the following comments on your net loss per share information;

●	With reference to the specific terms of the preferred shares, please expand your disclosures to provide your basis for your accounting for the preferred share dividends. Also, show us how you have calculated the amounts presented;

●	Revise your consolidated statement of operations to present the preferred share dividends and net loss attributable to common shares. Refer to SAB Topic 6.B; and

●	You indicate in Note 2.Q on page F-11 that shares issuable for little or no cash consideration are considered outstanding ordinary shares and included in the computation of basic net loss per ordinary share as of the date that all necessary conditions have been satisfied. Please identify these securities and with reference to their terms, please explain the appropriateness of including these in your basic and diluted EPS calculation.

Response:

● The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement on page F-25.

As described in Note 8 to the financial statements, the holders of preferred shares of the Company are entitled to receive, upon liquidation or deemed liquidation, accrued interest at the rate of 5% compounded annually from the date of issuance of each such share, which will be paid in priority and in the order agreed as set forth in the Company’s articles of association. As part of the calculation of the net loss per share attributable to holders of ordinary shares, such annual interest was added to the loss attributable to the holders of ordinary shares.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

ASC 260-10-45-11 states that income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. If there is a loss from continuing operations or a net loss, the amount of the loss shall be increased by those preferred dividends.

The Company has revised its financial statements to reflect the foregoing explanation. Set forth below is a summary of the preferred shares accumulated interest:

	Year ended	Year ended
	December 31	December 31
	2020	2019
	In USD thousands
Preferred A ILS 0.01 par value each	9	8
Preferred A-1 ILS 0.01 par value each	8	7
Preferred B ILS 0.01 par value each	363	346
Preferred C-1 ILS 0.01 par value each	451	393
Preferred C-2 ILS 0.01 par value each	107	39
Preferred D-2 ILS 0.01 par value each	65	-
Preferred D-3 ILS 0.01 par value each	41	-
Preferred D-5 ILS 0.01 par value each	57	-

Total	1,101	793

● The Company acknowledges the Staff’s comment and has revised the disclosure on page F-4 of the Amended Registration Statement.

● The Company previously granted its employees options that have a very low exercise price (i.e., NIS 0.01 (approximately $0.003) or $0.01 under the Plan, as noted above).

ASC 260-10-45-13 states that shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Accordingly, the exercise of such instruments is virtually assured, because the underlying common shares will be issued for an exercise price that is non-substantive, all necessary conditions for issuance of the underlying common shares are met when those options are issued and therefore those shares should be included in the denominator of the basic earning/loss per share calculation.1

Consequently, the Company included vested and exercisable options in the calculation of its basic loss per share.

[1]	This conclusion is consistent with FASB’s proposed amendments to pre-Codification FAS 128 in 2008. While the proposed amendments were not issued, this is the most current “thinking” of the FASB and it also can be found in accounting literature on ASC 260.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
December 22, 2021

Note 17. Subsequent Events, page F-26

43.	Please disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-26 of the Amended Registration Statement.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Joseph A. Herz
Name: Joseph A. Herz

cc:	Dvir Cohen, Chief Executive Officer, Memic Innovative Surgery Ltd.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com